January 26, 2023

VIA EDGAR TRANSMISSION

Mr. Matthew Williams
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-0506

Re: Trust for Advised Portfolios, File No. 811-21422

Dear Mr. Williams:

Thompson Hine LLP represents Northern Lights Fund Trust IV (“Northern Lights”). On December 28, 2022, Trust for Advised Portfolios (“TAP”) filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on behalf of its series, Fulcrum Diversified Absolute Return Fund (the “Existing Fund”), which is proposed to be reorganized into a new series (the “New Fund”) of Northern Lights. In a telephone conversation on January 13, 2023, you provided the following comments on the Proxy Statement, the responses to which appear after each comment.

Comment 1: For future references, all copies of preliminary proxy statements and forms of proxy should be clearly marked as such with the appropriate legends given that preliminary proxy statements may be lawfully disseminated under Rule 14a-3(a) of the Securities Exchange Act of 1934.

Response: Northern Lights undertakes to mark all future preliminary proxy statements it may submit accordingly.

Comment 2: Please ensure that all omitted or pending information in the preliminary Proxy Statement (i.e., record date, mailing date, financial information, shareholder information) is completed in the definitive Proxy Statement.

Response: Northern Lights notes that because the preliminary Proxy Statement was filed before December 31, 2022, not all information was available to include in the preliminary Proxy Statement. The definitive Proxy Statement will include all omitted and pending information from the preliminary Proxy Statement.

Comment 3: At the bottom of page 2 of the Proxy Statement, please include an address for requesting the listed documents by mail.

Response: The Proxy Statement has been amended to state as follows:

The Adviser will provide a copy of the Existing Fund’s Prospectus, Statement of Additional Information, and most recent annual report and semi-annual

Mr. Matthew Williams
January 26, 2023

report, including financial statements and schedules, within one day of the request at no charge by calling the Existing Fund at 855-538-5278 or by writing to Fulcrum Diversified Absolute Return Fund c/o U.S. Bank Global Fund Services, P.O. Box 701, Milwaukee, WI 53201-0701. ~~The Adviser will provide a copy of the New Fund’s prospectus, Statement of Additional Information within one day of the request at no charge by calling the New Fund at 855-538-5278.~~  All of these documents are also available at no charge at www.fulcrumassetsfunds.com or at the U.S. Securities and Exchange Commission’s (“SEC”) website at http://www.sec.gov.

Comment 4: In the same paragraph referenced in Comment 3, please note that the New Fund’s prospectus and statement of additional information will not be effective until after shareholders have voted on the proposed reorganization. Please reconsider the disclosures accordingly.

Response: Northern Lights refers to the response to Comment 3.

Comment 5: In the first bullet point on page 7, the Proxy Statement states that the investment policies of the New Fund will be “the same as” the Existing Fund, but elsewhere, the Proxy Statement states that the investment policies of the New Fund will be “substantially similar to” that of the Existing Fund. Please reconcile this disclosure.

Response: The Proxy Statement has been amended to state as follows:

The following items will not change after the Reorganization:
•the investment objective, principal investment strategies, principal investment risks, ~~investment policies,~~ and fiscal year end of the New Fund will be the same as the Existing Fund and the investment policies and restrictions of the New Fund will be substantially similar to those of the Existing Fund;

Comment 6: In the first paragraph on page 11, please disclose whether a tax opinon will be provided and, if so, whether the receipt of the tax opinion is a non-waiviable condition of the Reorganization.

Response: The Proxy Statement has been amended to state as follows:

The Reorganization has been structured with the intention that it qualify for federal income tax purposes as a tax-free reorganization under the Code. As a non-waivable condition of the Reorganization, counsel for the New Trust shall provide its tax opinion to such effect. Therefore, for federal income tax purposes, shareholders should not recognize any gain or loss on Existing Fund shares as a result of the Reorganization. Nevertheless, shareholders of the Existing Fund are encouraged to consult their tax advisors as to any different consequences of redeeming their shares prior to the Reorganization or exchanging such shares for shares of the New Fund in the Reorganization.

Mr. Matthew Williams
January 26, 2023

Comment 7: The Fee Table on page 12 should only list current fees for the Existing Fund. The Pro Forma fees for the New Fund should match those provided in the New Fund’s N-1A filing.

Response: The Proxy Statement has been amended to include the following table:

FULCRUM DIVERSIFIED ABSOLUTE RETURN FUND ~~TO BE UPDATED AFTER 12/31/22~~

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of yourinvestment)	Super Institutional Class		Institutional Class		Advisor Class
	Existing Fund 12/31	Pro Forma New Fund	Existing Fund 12/31	Pro Forma New Fund	Existing Fund 12/31	Pro Forma New Fund
Management Fees	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	None	None	None	None	0.25%	0.25%
Other Expenses	0.37%	0.20~~39~~%	0.45%	0.28~~39~~%	0.52%	0.35~~54~~%
Total Annual Fund Operating Expenses	1.27%	1.10~~29~~%	1.35%	1.18~~29~~%	1.67%	1.50~~69~~%
Less: Fee Waiver and Expense Reimbursements	-0.22%	-0.05~~24~~%	-0.22%	-0.05~~24~~%	-0.37%	-0.05~~24~~%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (2) (3)	1.05%	1.05%	1.13%	1.13~~05~~%	1.45%	1.45%

(1) Based on estimated expenses for the current fiscal year.

(2) With respect to the Existing Fund and it subsidiary, the Adviser has contractually agreed to waive a portion or all of its management fees and pay ~~Fund~~ expenses (excluding shareholder servicing fees, acquired fund fees and expenses (“AFFE”), taxes, interest expense, dividends on securities sold short and extraordinary expenses) in order to limit the annual fund operating expenses to 1.05%, 1.05% and 1.30% of average daily net assets of the Super Institutional Class, Institutional Class and Advisor Class shares, respectively (the “Expense Caps”). If any excluded expenses are incurred by the Fund or subsidiary, the ~~Fund’s~~ total annual operating expenses will be higher than the Expense Caps. This arrangement is in effect through at least October 31, 2023 and may be terminated or amended at any time only by the Board. The Adviser may request recoupment of previously waived fees and paid expenses from the Existing Fund within three years from the date they were waived or paid, subject to, if different, the Expense Cap at the time of waiver/payment or the Expense Cap at the time of recoupment, whichever is lower.

The Adviser has contractually agreed to waive the management fee it receives from the Existing Fund in an amount equal to the management fee paid to the Adviser by a subsidiary wholly owned by the Existing Fund and organized under the laws of the Cayman Islands. This undertaking will continue in effect for so long as the Existing Fund invests in the Subsidiary and may be terminated only with the approval of the Board.

(3) With respect to the New Fund, pursuant to an operating expense limitation agreement between the Adviser and Northern Lights, the Adviser has agreed to waive its fees and/or absorb expenses of the New Fund to ensure that Total Annual Fund Operating Expenses (excluding shareholder servicing fees, acquired fund fees and expenses (“AFFE”), taxes, interest expense, dividends on securities sold short and extraordinary expenses) for the New Fund do not exceed 1.05%, 1.05% and 1.30%, of the New Fund’s average net assets,

Mr. Matthew Williams
January 26, 2023

for the Super Institutional Class, Institutional Class and Advisor Class shares, respectively, t~~hrough [DATE], 2024~~ for at least one year after the New Fund’s registration statement is effective. This operating expense limitation agreement can be terminated only by, or with the consent of, the Northern Lights Board of Trustees. The Adviser is permitted to receive reimbursement from the New Fund for fees it waived and fund expenses it paid (including any fees waived or expenses paid with respect to the Existing Fund before the Reorganization), subject to the limitation that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed; and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

Comment 8: In footnote 2 to the Fee Table, please confirm that the management fee includes fees paid by both the Fund and the Cayman subsidiary and any amounts waived are shown in the Fee Wavier and/or Expense Reimbursement line item.

Response: Northern Lights refers to the response to Comment 7.

Comment 9: In footnote 3 to the Fee Table, please confirm that the expiration date of the New Fund’s expense limitation agreement will be at least one year after the registration statement goes effective.

Response: Northern Lights refers to the response to Comment 7.

Comment 10: In the preamble to the Example on page 12, please amend the second sentence to say “redeem or hold all of your shares . . .”

Response: The Proxy Statement has been amended accordingly.

Comment 11: Please only show one column for the Existing Fund in the Example.

Response: The Proxy Statement has been amended to include the following table:

Year	Super Institutional Class		Institutional Class		Advisor Class
	Existing Fund 12/31	Pro Forma New Fund	Existing Fund 12/31	Pro Forma New Fund	Existing Fund 12/31	Pro Forma New Fund
1	$107	$107	$115	$~~107~~115	$148	$148
3	$381	$~~385~~345	$406	$~~385~~370	$505	$~~509~~469
5	$676	$~~685~~601	$718	$~~685~~644	$887	$~~895~~814
10	$1,515	$~~1,535~~1,336	$1,605	$~~1,535~~1,427	$1,958	$~~1,978~~1,786

Comment 12: In the paragraph under the heading “Performance” on page 13, please delete the reference to “a supplemental index.”

Response: The Proxy Statement has been amended accordingly.

Comment 13: In the Average Annual Total Return table, please move the returns for the Advisor class so that the benchmark’s returns are not interspersed among the Fund’s returns.

Mr. Matthew Williams
January 26, 2023

Response: Northern Lights has given the Staff’s comment careful consideration and respectfully declines to amend the Proxy Statement. The returns for the Advisor Class are for different time periods than the returns for the Super Institutional Class and Institutional Class. Therefore, Northern Lights believes that changing the presentation has a greater likelihood of confusing investors.

Comment 14: In the penultimate paragraph on page 17, please change “is included in the Statement of Additional Information . . .” to “will be included in the Statement of Additional Information . . .”

Response: The Proxy Statement has been amended accordingly.

Comment 15: In the last paragraph on page 17, please strike “sales charges and” from the third sentence since none of the share classes have any sales charges.

Response: The Proxy Statement has been amended accordingly.

Comment 16: Please reconcile the statement in the last paragraph on page 17 that “Advisory Class Shares are not currently offered for sale” with the footnote to the Average Annual Returns Table that the Advisor Class “closed on October 31, 2018 . . . but may accept new investments in the future.”

Response: The Proxy Statement has been amended to state as follows:

Advisor Class shares, when available, are offered without any sales charge on purchases or sales, but are charged a 0.25% Rule 12b-1 distribution and service fee and a shareholder servicing fee of up to 0.15%.  ~~Advisor Class shares are not currently offered for sale.~~ The Advisor Class closed on October 31, 2018 and holds no assets, but may accept new investments in the future.

Comment 17: In the penultimate paragraph on page 27, please expressly state that since this proxy relates to a proposal that is not considered routine, any broker-non-votes will not be counted towards achieving a quorum.

Response: The paragraph referenced in Comment 17 has been replaced with the following:

For purposes of determining the presence of a quorum and counting votes on the matter presented, Shares of the Fund represented by abstentions will be counted as present, but not as votes cast, at the Special Meeting. The affirmative vote necessary to approve the proposal will be determined with reference to a percentage of shares outstanding or present at the Special Meeting, which has the effect of treating abstentions as if they were votes against the proposal. Because broker-dealers (in the absence of specific authorization from their customers) will not have discretionary authority to vote any Shares held beneficially by their customers on the single matter expected to be presented at the Special Meeting, “broker non-votes” (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner) will be treated as if they were votes against the proposal.

Mr. Matthew Williams
January 26, 2023

Comment 18: On page 28, under the heading “Solicitation of Proxies,” please include the cost of the proxy solicitor.

Response: The Proxy Statement has been amended to state as follows:

Solicitation of Proxies.  AST Fund Solutions, LLC has been engaged to provide tabulation and solicitation services for an approximate cost of $41,057.  AST Fund Solutions, LLC may solicit proxies by mail, telephone, e-mail, or the Internet.

Comment 19: On page 28, please furnish all information required by Item 23 of Schedule 14A.

Response: The Proxy Statement has been amended to state as follows:

Proxy Delivery/Householding.  If you and another shareholder share the same address, the Transfer Agent may only send one Proxy Statement, unless you or the other shareholder(s) request otherwise.  Call or write to the Transfer Agent if you wish to receive a separate copy of the Proxy Statement, and the Transfer Agent will promptly mail a copy to you.  You may also call or write to the Transfer agent if you wish to receive a separate proxy in the future or if you are receiving multiple copies now and wish to receive a single copy in the future.  For such requests, call toll-free at 855-538-5278 or write to Fulcrum Diversified Absolute Return Fund c/o U.S. Bank Global Fund Services, P.O. Box 701, Milwaukee, WI 53201-0701.

Comment 20: Please confirm that any Trustee with ownership of the Fund is listed in the table on page 29.

Response: Northern Lights is informed that no Trustee owned shares of the Fund as of the calendar year ended December 31, 2022.

Comment 21: Please delete the reference to the Public Reference Branch Office of Consumer Affairs and Information Services on page 30.

Response: The Proxy Statement has been amended accordingly.

Comment 22: In the second full paragraph on the Proxy Card, please specify that any abstentions will be treated as a vote against the proposal.

Response: The Proxy Card has been amended to state as follows:

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. THIS PROXY CARD WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED HEREIN BY THE SIGNING SHAREHOLDER(S). IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, THIS PROXY

Mr. Matthew Williams
January 26, 2023

CARD ~~PROXY CARD~~ WILL BE VOTED “FOR” PROPOSAL 1. ANY ABSTENTIONS WILL BE TREATED AS A VOTE “AGAINST” PROPOSAL 1. THE PROXIES ARE AUTHORIZED, IN THEIR DISCRETION, TO VOTE UPON SUCH MATTERS AS MAY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS.

Comment 23: Be sure to roll the date of the Agreement and Plan of Reorganization to 2023.

Response: The Agreement and Plan of Reorganization will be amended accordingly.

If you have any questions, please call Bibb Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

                            Philip B. Sineneng

cc:     Bibb L. Strench, Esq.